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                                                               EXHIBIT (a)(5)(i)


                               [Logo of PW Eagle]


FOR:      PW Eagle, Inc.                                   FOR IMMEDIATE RELEASE
          222 South Ninth Street, Suite 2880               ---------------------
          Minneapolis, MN 55402
          (Nasdaq-NMS: "PWEI")

CONTACT:  William H. Spell
          Chief Executive Officer, PW Eagle, Inc.
          612/305-0339

                            PW EAGLE, INC. ANNOUNCES
                PRELIMINARY RESULTS OF DUTCH AUCTION TENDER OFFER

MINNEAPOLIS - May 7, 2001 - PW Eagle, Inc. (Nasdaq NMS: "PWEI", formerly "EPII"), announced today preliminary results of its modified "Dutch Auction" tender offer, which expired on Friday, May 4, 2001 at 5:00 p.m. Eastern time. Based on a preliminary count by the Depository for the tender offer, 1,201,351 shares of common stock, which includes 171,370 shares tendered through guaranteed delivery procedures, were properly tendered at $9.00 per share and not withdrawn. This is in excess of the 1,111,111 shares PW Eagle had offered to purchase. Since the offer was oversubscribed, the number of shares PW Eagle will purchase from each tendering shareholder may be pro-rated.

Based upon the preliminary count, PW Eagle estimates that the pro-ration factor will be 92.47%. In lieu of pro-rating the number of shares purchased, PW Eagle may, subject to its lenders' consent, exercise its right to purchase the 90,240 shares tendered in excess of the number of shares the Company offered to purchase. The determination of the actual number of shares to be purchased, the purchase price and the pro-ration factor are subject to final confirmation, the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures), the impact of odd-lot tenders and PW Eagle's decision whether to exercise its right to purchase the excess shares tendered. The decision and final details will be announced following completion of the confirmation process. It is currently expected that payment of all shares purchased will be made on or about May 9, 2001.

The tender offer began April 3, 2001. Under the terms of the tender offer, PW Eagle offered to purchase up to 1,111,111 shares of its common stock within a price range of $7.50 per share to $9.00 per share. Based on the preliminary results and assuming that PW Eagle does not exercise its right to purchase the excess shares, the value of the 1,111,111 shares to be purchased will be approximately $10.0 million. The preliminary number of shares to be purchased represents approximately 13.75 percent of PW Eagle's 8,080,675 shares of common stock outstanding on March 31, 2001.

The Dealer Manager for the modified Dutch Auction tender offer was Georgeson Shareholder Securities Corporation, the Information Agent was Georgeson Shareholder Communications, Inc, and the Depository was Wells Fargo Shareowner Services.


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About the Company
PW Eagle, Inc. is a leading extruder of PVC pipe and polyethylene tubing products. PW Eagle, Inc. operates ten manufacturing facilities in the Midwestern and western United States. PW Eagle's common stock is traded on the Nasdaq national market under the symbol "PWEI".



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